Exhibit 12.1

Station Casinos LLC

Computation of Ratio of Earnings to Fixed Charges

	Successor			Predecessors
	Station Casinos LLC			Station Casinos, Inc.			Green Valley Ranch Gaming, LLC
	Year Ended December 31, 2013	Year Ended December 31, 2012	Period From June 17, 2011 Through December 31, 2011	Period From January 1, 2011 Through June 16, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Period From January 1, 2011 Through June 16, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(in thousands)			(in thousands)

Consolidated pretax (loss) income from continuing operations	$(113,493)	$11,712	$(20,138)	$3,249,550	$(587,438)	$(1,969,386)	$626,364	$(91,640)	$(17,542)

Less: (Earnings) losses of equity investees	(1,603)	(1,773)	1,533	16,397	315,204	168,445	—	—	—

Fixed charges (see below)	169,157	197,972	97,155	49,753	122,582	300,714	20,876	49,103	52,425

Distributed income from equity investees	1,623	1,847	794	1,118	2,419	1,897	—	—	—

Less: Capitalized interest	—	(3,721)	(2,155)	(2,939)	(10,078)	(15,989)	—	—	—

Earnings	55,684	206,037	77,189	3,313,879	(157,311)	(1,514,319)	647,240	(42,537)	34,883

Interest expense (a)	164,667	189,505	92,299	43,294	104,582	276,591	20,582	48,644	51,916

Capitalized interest	—	3,721	2,155	2,939	10,078	15,989	—	—	—

Estimated interest within rental expense	4,490	4,746	2,701	3,520	7,922	8,134	294	459	509

Fixed Charges	169,157	197,972	97,155	49,753	122,582	300,714	20,876	49,103	52,425

Ratio of Earnings to Fixed Charges (c)		1.0		66.6			31.0

Excess of fixed charges over earnings	113,473	—	19,966	—	279,893	1,815,033	—	91,640	17,542

(a)     Interest expense includes amortization of debt discount and debt issuance costs.

(b)     Interest within rental expense is estimated to equal approximately one-third.

(c)      No ratio is shown for periods where earnings were inadequate to cover fixed charges